UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 10, 2021

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI QUARTERLY REPORT FOR THE THREE MONTHS ENDED 31 MARCH 2021

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

Report
for the three months ended 31 March 2021
Johannesburg, 10 May 2021 - AngloGold Ashanti is pleased to provide its financial and operational update for the three-month period ended 31 March 2021.

•Production of 588,000oz in Q1 2021, supported by solid production performances at AGA Mineração, Serra Grande, Obuasi and Siguiri
•All-in sustaining costs increased from $1,021/oz in Q1 2020 to $1,287/oz in Q1 2021
•Costs increased due to planned reinvestment and tailings compliance programme, COVID-19 impacts, drawdowns from low-grade stockpiles and inflation
•Guidance remains unchanged
•Obuasi production increased by 53% to 46,000oz in Q1 2021 from 30,000oz in Q4 2020 and total cash costs at Obuasi decreased by 15% to $968/oz in Q1 2021 from $1,145/oz in Q4 2020 ; Phase 1 and 2 of the Obuasi Redevelopment Project at 97% completion
•Profit before taxation increased by 21% year-on-year to $279m in Q1 2021 from $231m in Q1 2020
•    Adjusted EBITDA increased by 3% year-on-year to $449m in Q1 2021 from $434m in Q1 2020; Adjusted EBITDA margin of 47% in Q1 2021
•    Adjusted net debt declined by 43% year-on-year from $1,606m in Q1 2020 to $908m in Q1 2021
•    Adjusted net debt to Adjusted EBITDA ratio improved from 0.93 times at 31 March 2020 to 0.37 times at 31 March 2021
•    Basic earnings for Q1 2021 were $203m, or 48 US cents per share, compared to $134m, or 32 US cents per share, in Q1 2020
•    Headline earnings for Q1 2021 were $203m, or 48 US cents per share, compared to $143m, or 34 US cents per share in Q1 2020
•    One fatality during Q1 2021 involving a fall-of-ground incident at Serra Grande

		Quarter	Quarter	Year
		ended	ended	ended
		Mar	Mar	Dec
		2021	2020	2020
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	588	630	2,806
Sold	- oz (000)	608	651	2,834

Financial review
Price received per ounce *	- $/oz	1,788	1,584	1,778
Total cash costs per ounce *	- $/oz	999	773	790
All-in sustaining costs per ounce *	- $/oz	1,287	1,021	1,037
All-in costs per ounce *	- $/oz	1,446	1,214	1,185

Gold income	- $m	956	882	4,322
Cost of sales	- $m	677	636	2,699
Total cash costs	- $m	562	455	2,074
Gross profit	- $m	302	256	1,709

Profit attributable to equity shareholders	- $m	203	134	946
	- US cents/share	48	32	225
Headline earnings	- $m	203	143	1,000
	- US cents/share	48	34	238
Profit before taxation	- $m	279	231	1,589
Adjusted EBITDA *	- $m	449	434	2,470
Net cash inflow from operating activities	- $m	149	174	1,545
Free cash (outflow) inflow*	- $m	(92)	4	743
Total borrowings	- $m	2,071	3,624	2,084
Adjusted net debt *	- $m	908	1,606	597
Capital expenditure	- $m	210	186	757

* Refer to "Non-GAAP disclosure" following the market update with financial information for the three months ended 31 March 2021 below and the “Glossary of Terms and Abbreviations—Glossary of Terms and Non-GAAP Metrics” in the Company’s Annual financial statements for the year ended 31 December 2020, for definitions.

$ represents US Dollar, unless otherwise stated.		Rounding of figures may result in computational discrepancies.

The information on this page and in the Financial and Operating Report relates to the continuing operations of the AngloGold Ashanti group, unless otherwise indicated. The South African producing assets and related liabilities, which were sold on 30 September 2020, are recorded as discontinued operations. The Non-GAAP disclosures on pages 30-34 following the market update with financial information for the three months ended 31 March 2021 are based on the continuing operations of the AngloGold Ashanti group, where indicated. For a breakdown of results between continuing and discontinued operations, refer to the comprehensive table on page 3.

March 2021 Published 10 May 2021

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
1

Operations at a glance
for the three months ended 31 March 2021
	Production		Cost of sales		All-in sustaining costs per ounce[1]		Total cash costs per ounce[2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	352	(2)	(431)	18	1,140	30	948	32
DRC
Kibali - Attr. 45% [4]	86	(5)	(87)	14	895	17	733	26
Ghana
Iduapriem	48	(29)	(61)	(19)	1,531	77	1,115	62
Obuasi [5]	46	142	(66)	—	1,234	—	968	—
Guinea
Siguiri - Attr. 85%	58	20	(75)	20	1,147	(14)	1,197	1
Tanzania
Geita	114	(15)	(128)	(9)	1,102	34	907	38
Non-controlling interests, exploration and other			(14)	24

AUSTRALIA	104	(20)	(167)	4	1,768	49	1,359	47
Sunrise Dam	46	(20)	(84)	13	1,856	39	1,590	55
Tropicana - Attr. 70%	58	(21)	(75)	(5)	1,576	62	1,057	40
Exploration and other			(8)	8

AMERICAS	132	(6)	(168)	(13)	1,211	5	874	5
Argentina
Cerro Vanguardia - Attr. 92.50%	34	(24)	(49)	(22)	974	(3)	928	23
Brazil
AngloGold Ashanti Mineração	78	1	(91)	(5)	1,226	5	827	(1)
Serra Grande	20	11	(23)	(8)	1,490	3	941	(5)
Non-controlling interests, exploration and other			(5)	(53)

OTHER			2	73

Equity-accounted joint venture included above			87	14

Continuing operations	588	(7)	(677)	6	1,287	26	999	29

SOUTH AFRICA	—	(100)	—	(100)	—	(100)	—	(100)
Mponeng	—	(100)	—	(100)	—	(100)	—	(100)
Total Surface Operations	—	(100)	—	(100)	—	(100)	—	(100)

Discontinued operations	—	(100)	—	(100)	—	(100)	—	(100)

Total continuing and discontinued operations	588	(18)	(677)	(8)	1,287	23	999	23

[1] Refer to note B under "Non-GAAP disclosure" for definition.
[2] Refer to note C under "Non-GAAP disclosure" for definition.
[3] Variance March 2021 quarter on March 2020 quarter - increase (decrease).
[4] Equity-accounted joint venture.
[5] Includes pre-production ounces in the same period in the prior year.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
2

GROUP - Operating and Financial review

		Quarter	Quarter	Year
		ended	ended	ended
		Mar	Mar	Dec
		2021	2020	2020
		US Dollar / Imperial
Operating review
Gold
Produced – Total	- oz (000)	588	716	3,047
Produced from continuing operations	- oz (000)	588	630	2,806
Produced from discontinued operations	- oz (000)	—	86	241

Sold – Total	- oz (000)	608	742	3,082
Sold from continuing operations	- oz (000)	608	651	2,834
Sold from discontinued operations	- oz (000)	—	91	248

Price received per ounce from continuing and discontinued operations	- $/oz	1,788	1,576	1,768
Price received per ounce from continuing operations *	- $/oz	1,788	1,584	1,778
Price received per ounce from discontinued operations	- $/oz	—	1,516	1,651

All-in sustaining costs per ounce from continuing and discontinued operations	- $/oz	1,287	1,047	1,059
All-in sustaining costs per ounce from continuing operations *	- $/oz	1,287	1,021	1,037
All-in sustaining costs per ounce from discontinued operations	- $/oz	—	1,227	1,296

All-in costs per ounce from continuing and discontinued operations	- $/oz	1,446	1,221	1,200
All-in costs per ounce from continuing operations *	- $/oz	1,446	1,214	1,185
All-in costs per ounce from discontinued operations	- $/oz	—	1,266	1,367

Total cash costs per ounce from continuing and discontinued operations	- $/oz	999	814	819
Total cash costs per ounce from continuing operations *	- $/oz	999	773	790
Total cash costs per ounce from discontinued operations	- $/oz	—	1,107	1,149
		—	—	—
Gold income – Total	- $m	956	1,020	4,730
Gold income from continuing operations	- $m	956	882	4,322
Gold income from discontinued operations	- $m	—	138	408

Cost of sales – Total	- $m	677	737	2,986
Cost of sales from continuing operations	- $m	677	636	2,699
Cost of sales from discontinued operations	- $m	—	101	287

Total cash costs – Total	- $m	562	550	2,352
Total cash costs from continuing operations	- $m	562	455	2,074
Total cash costs from discontinued operations	- $m	—	95	278

Gross profit – Total	- $m	302	265	1,792
Gross profit from continuing operations	- $m	302	256	1,709
Gross profit from discontinued operations	- $m	—	9	83

Adjusted EBITDA – Total	- $m	449	473	2,593
Adjusted EBITDA from continuing operations *	- $m	449	434	2,470
Adjusted EBITDA from discontinued operations	- $m	—	39	123

Total borrowings from continuing operations	- $m	2,071	3,624	2,084

Adjusted net debt from continuing operations *	- $m	908	1,606	597

Profit attributable to equity shareholders – Total	- $m	203	169	953
Profit attributable to equity shareholders from continuing operations	- $m	203	134	946
Profit attributable to equity shareholders from discontinued operations	- $m	—	35	7

Profit attributable to equity shareholders – Total	- US cents/share	48	40	227
Profit attributable to equity shareholders from continuing operations	- US cents/share	48	32	225
Profit attributable to equity shareholders from discontinued operations	- US cents/share	—	8	2

Headline earnings	- $m	203	143	1,000
	- US cents/share	48	34	238
Net cash inflow from operating activities	- $m	149	174	1,545
Free cash (outflow) inflow *	- $m	(92)	4	743
Capital expenditure from continuing operations (including equity-accounted joint ventures)	- $m	210	186	757

Notes: Discontinued operations refer to the following South African operations: Mponeng, Mine Waste Solutions and Surface sources.
* Refer to "Non-GAAP disclosure" following the market update with financial information for the three months ended 31 March 2021 below and the “Glossary of Terms and Abbreviations—Glossary of Terms and Non-GAAP Metrics” in the Company’s Annual financial statements for the year ended 31 December 2020, for definitions.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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Free cash flow ($m) (1)

	Quarter ended Mar 2021	Quarter ended Mar 2020	Year ended Dec 2020

Net cash inflow from operating activities from continuing operations	149	174	1,545
Net cash inflow from operating activities from discontinued operations	—	45	109
Net cash inflow from operating activities	149	219	1,654
Capital expenditure	(199)	(170)	(701)
Net cash from operating activities after capital expenditure	(50)	49	953
Repayment of lease liabilities	(14)	(11)	(47)
Finance costs accrued and capitalised	(31)	(37)	(188)
Net cash flow after capital expenditure and interest	(95)	1	718
Other net cash inflow from investing activities from continuing operations	11	1	278
Net cash outflow from investing activities from discontinued operations	—	(10)	(31)
Add backs:
Proceeds on disposal of South African assets	—	—	(200)
Acquisition of subsidiaries and loans	—	—	(2)
Cash restricted for use	(6)	6	9
Cash in subsidiary sold and transferred to held for sale	—	6	(3)
Proceeds from disposal of joint venture	(2)	—	(26)
Free cash flow	(92)	4	743
(1) Refer to note F under "Non-GAAP disclosure" for definition.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
4

Financial and Operating Report
for the three months ended 31 March 2021

OPERATING AND FINANCIAL REVIEW – CONTINUING OPERATIONS

During the first quarter of 2021, AngloGold Ashanti continued to make progress on its strategic priorities for the year, in particular its programme of reinvestment to increase reserves, extend mine lives and improve mining flexibility. The balance sheet remains in a solid position, with approximately $2.5bn in available liquidity, after paying out $197m in dividends during the quarter.

As flagged in its 2020 year-end results and the Capital Markets Day in February 2021, the Company outlined that 2021 and 2022 would be key investment years for the business. Through investments in the operating asset base, the Company expects to see brownfields-related production growth over the next five years. Guided by a rigorous capital allocation framework and supported by strong momentum from Ore Reserve conversion, the Company expects continued progress towards its strategic long-term plan. The development of additional Ore Reserve is key to enhancing operating flexibility and extending the lives of the Company’s existing mines. The Company’s focused investment programme, now in its second year, continued through the first quarter of 2021, supported by 711,810m of brownfields drilling over the three months, building on the positive momentum garnered in 2020.

During the first quarter of 2021, the Company further developed key projects across the portfolio. The Obuasi Redevelopment Project (Phases 1 and 2) was 97% complete, with Phase 2 making good progress despite challenges and delays encountered in the early part of the quarter during Ghana’s second wave of the COVID-19 pandemic. Waste stripping activities at Tropicana, Iduapriem and Sunrise Dam (Golden Delicious pit) continued and remained on schedule. At Geita, the underground portal development at Geita Hill East progressed according to plan and mining approval was received for the Nyamulilima open pit, which allowed for the commencement of pre-production activities during April. In Brazil, the Company continued its investments to decommission existing tailings dams and convert to dry stack tailings facilities at its mine sites, in order to meet deadlines as required under new legislation.

Production for the first quarter of 2021 was 588,000oz at a total cash cost of $999/oz, compared with 630,000oz at a total cash cost of $773/oz in the same period in 2020. Solid production performances were delivered at AGA Mineração, Serra Grande, Siguiri and Obuasi, more than offset by declines at other mines in the portfolio. Obuasi recorded 46,000oz in production at a total cash cost of $968/oz.

Total cash costs increased mainly as a result of lower grades and the drawdown of ore stockpiles at some of the operations while waste stripping and underground development progressed, as well as inflationary pressures recorded across most of the portfolio. Higher oil prices were a key driver of inflation across the group, exacerbated by COVID-19 impacts. The Brazil operations and Obuasi were most affected by the pandemic during the first quarter, with high rates of absenteeism affecting productivity in Brazil and ongoing challenges encountered in the rotation of expatriate workers from Australia to Ghana. In certain jurisdictions, notably Australia and Brazil, increasingly robust competition for key mining and related skills are driving salaries higher and, in some cases, causing personnel shortages in certain areas.

Cost increases were partly offset by operating efficiencies. All-in sustaining costs (AISC) rose by 26%, or $266/oz, to $1,287/oz in the first quarter of 2021, compared to $1,021/oz in the first quarter of 2020 mainly as a result of higher cash costs, increased sustaining capital expenditure in line with the reinvestment objectives across the portfolio, and lower gold sold. AISC in the first quarter of 2021 included an estimated $29/oz impact due to COVID-19.

Headline earnings for the period ended 31 March 2021 rose 42% to $203m, or 48 US cents per share, compared with $143m, or 34 US cents per share, in the first quarter of 2020. Headline earnings benefitted from the higher gold price and lower finance costs, partially offset by lower gold production and higher costs. Basic earnings attributable to equity shareholders from continuing operations for the period ended 31 March 2021 were $203m, or 48 US cents per share, compared to $134m, or 32 US cents per share, in the first quarter of 2020.

Net cash flow from operating activities was 14% lower at $149m in the first quarter of 2021, compared to $174m in the same period last year. This decrease was mainly due to a 71% increase in cash tax paid to $128m in the first quarter of 2021 from $75m paid in the corresponding quarter of 2020, mainly due to higher tax payments in Brazil on the back of higher profits earned during the quarter. The first quarter is traditionally the weakest production and cash flow quarter of the year.

For the first quarter of 2021, the Company recorded a free cash outflow of $92m, compared to an inflow of $4m in the same period last year, which included cash flow from the South African assets of $35m. Free cash flow was impacted by lower gold sold, higher cash costs, higher taxation paid, higher capital expenditure and the continued slow cash repatriation from the Kibali joint venture in the Democratic Republic of the Congo (DRC). These impacts were partially offset by the increase in the gold price received. AngloGold Ashanti received a quarterly dividend of $36m from Kibali (Jersey) Limited in the first quarter of 2021.

At the end of March 2021, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC was $461m. The cash is fully available for Kibali’s operational requirements. Barrick Gold Corporation (Barrick), the operator of the Kibali joint venture, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation. During the quarter, the DRC appointed a Cabinet and Barrick are engaging closely with the authorities to advance the cash repatriation.

Free cash flow was further negatively impacted by continued lock-ups of value added tax (VAT) at Geita and Kibali and export duties at Cerro Vanguardia (CVSA). In Tanzania, the Company calculates that net overdue recoverable VAT input credit refunds owed to it by the Tanzanian government increased by $11m during the first quarter of 2021 to $150m at 31 March 2021 from $139m at 31 December 2020. In the DRC, the Company calculates that its attributable share of the net recoverable VAT balance owed to it by the DRC government increased by $3m during the first quarter of 2021 to $72m at 31 March 2021 from $69m at 31 December 2020. In Argentina, the Company recorded no net change in the export duty receivable during the first quarter of 2021, which remained at a net amount of $23m at 31 March 2021. However, CVSA had a cash balance of $125m equivalent at 31 March 2021, of which $50m is currently eligible to be declared as dividends. Application has been made to the Argentinean Central Bank to approve this amount to be paid offshore, however, approval remains pending. The cash is fully available for CVSA’s operational requirements.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) increased by 3% to $449m in the first quarter of 2021, from $434m in the first quarter of 2020. Adjusted net debt declined by 43% to $908m at 31 March 2021, from $1.606bn at 31 March

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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2020. The ratio of Adjusted net debt to Adjusted EBITDA improved to 0.37 times at 31 March 2021 from 0.93 times at 31 March 2020. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio of 1.0 times through the cycle. At 31 March 2021, the balance sheet remained robust, with strong liquidity comprising the $1.4bn multi-currency revolving credit facility (RCF) which was undrawn, the $150m Geita RCF of which $41m was undrawn, the South African R500m ($34m) RMB corporate overnight facility which was undrawn, and cash and cash equivalents of approximately $1.0bn, while the $65m Siguiri RCF was fully drawn.
Total capital expenditure (including equity-accounted joint ventures) increased by 13% year-on-year to $210m in the first quarter of 2021, compared to $186m in the first quarter of 2020. This increase was largely due to a 49% increase in sustaining capital expenditure to $143m in the first quarter of 2021, from $96m in the same period last year. Total growth capital expenditure declined by 26% to $67m in the first quarter of 2021 compared to $90m in the first quarter of 2020, as Phase 2 of the Obuasi Redevelopment Project approaches completion.

The strategy of improving operating flexibility through investment in Ore Reserve Development and Reserve Conversion at sites with high geological potential over the next two years, remains a key priority and is reflected in the higher sustaining capital expenditure recorded in the period under review. Ore reserve development improved to 12,507m in the first quarter of 2021 and this included a strong performance recorded at Cuiabá for development for the March month, including a record performance from the development contractor of 608m of development. Primary development here was on plan, with over 100m advance achieved in the priority development areas. At Serra Grande, the mine continues to drive development, achieving a record of ~50m/day in March. This investment is key to sustaining and growing the resource base and extending the lives of our mines.

Summary of quarter-on-quarter operating and cost variations:
Particulars	Three months ended Mar 2021	Three months ended Mar 2020	% Variance three months vs prior year three months
Operating review (Gold)
Production from continuing operations (kozs)	588	630	(7)
Production from discontinued operations (kozs)	—	86	(100)
Production from continuing and discontinued operations (kozs)	588	716	(18)

Financial review

Gold price received per ounce ($/oz) (3)	1,788	1,584	13
Total cash costs per ounce ($/oz) (3)	999	773	29
Corporate & marketing costs ($m) (1)	16	16	—
Exploration & evaluation costs ($m)	31	27	15
Capital expenditure ($m)	210	186	13
All-in sustaining costs per ounce ($/oz) (2) (3)	1,287	1,021	26
All-in costs per ounce ($/oz) (2) (3)	1,446	1,214	19
Adjusted EBITDA ($m) (3)	449	434	3
Net cash inflow from operating activities ($m)	149	174	(14)
Free cash flow ($m) (3)	(92)	4	(2,400)

(1) Includes administration and other expenses.     (2) World Gold Council standard.
(3) Refer to "Non-GAAP disclosure" following the market update with financial information for the three months ended 31 March 2021 below and the “Glossary of Terms and Abbreviations—Glossary of Terms and Non-GAAP Metrics” in the Company’s Annual financial statements for the year ended 31 December 2020, for definitions.

GUIDANCE AND INDICATIVE OUTLOOK

Following the key strategic objectives set out at the Capital Markets Day in February 2021, AngloGold Ashanti outlined its detailed two-year guidance, as well as a five-year indicative outlook. Over the next five years the Company expects to grow production by 5.0% CAGR with production growth predominately sourced from the Company’s existing ten assets. In the outer years, the Colombian projects, if approved, will start contributing to group production. These projects will become significant contributors in the second half of the decade. Despite the Gramalote project final feasibility study being delayed, the Company's five-year indicative outlook remains intact.

For the remainder of the year, the Company will continue its reinvestment programme as it pursues key growth-driven brownfields projects across the portfolio. Key risks facing the business include the continued spread of COVID-19, higher-than-normal employee turnover rates and inflationary pressures stemming from competition for scarce skills in certain jurisdictions and from rising commodity prices. As a result of these key risks, we recognise that these factors may impact guidance. Brazil is a high-risk region for AngloGold Ashanti as the spread of COVID-19 has negatively impacted operational efficiencies while the elevated iron ore price has led to critical skills shortages, as the iron ore industry seeks to bolster its employee base. In addition, record iron ore prices as well as border closures in Australia have increased employee turnover – and scarcity of certain skills – across that country’s mining sector. AngloGold Ashanti is working closely with its employees on retention of critical skills, as well as putting in place the necessary training and graduate programmes for succession planning. As a derivative of the higher-than-normal turnover, inflationary pressures are becoming evident, and the business is working proactively to mitigate this impact though our Operational Excellence programme.

Our operations in Brazil are currently working on converting to dry-stacking operations in advance of the decommissioning their existing tailings storage facilities (TSFs). In accordance with Brazilian legislation, automated scanning stations have also been installed on TSF slopes to track and detect movement. The system is set to trigger warning sirens in line with the emergency preparedness and response plans that have been tested with affected communities. Due to the legal deadline for completion of this conversion affecting all mining companies in Brazil, competition for related skills has increased sharply across the mining sector. As the project draws toward its conclusion

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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later this year, additional changes to the initial scope have been made, which – along with higher wage costs – will place pressure on the capital cost for the overall compliance programme.

Despite the challenges flagged above, annual guidance remains unchanged on production, costs and capital in 2021 outlined in the table below.

We continue to enforce capital and cost discipline across the business, ensuring that we continue to deliver cash flow generation in the elevated gold price environment, while prioritising the health and wellbeing of our employees and our host communities.

Guidance

		Guidance		Indicative outlook
		2021	2022	2023	2024	2025
Production (000oz)		2,700 - 2,900	2,825 - 3,025	2,900 - 3,150	3,150 - 3,450	3,200 - 3,600
Costs	All-in sustaining costs ($/oz)	1,130 - 1,230	1,130 - 1,230	1,050 -1,200	950 - 1,150	900 -1,150
	Total cash costs ($/oz)	790 - 850	800 - 840
Capital expenditure	Total ($m)	990 - 1,140	1,120 - 1,270	1,050 -1,250	950 - 1,200	800 - 1,100
	Sustaining capex ($m)	720 - 820	720 - 820
	Non-sustaining capex ($m)	270 - 320	400 - 450
Overheads	Corporate costs ($m)	85 - 90	85 - 90
	Expensed exploration and study costs ($m)	165 - 185	125 - 135
Depreciation and amortisation ($m)		600	660
Depreciation and amortisation - included in equity-accounted earnings ($m)		130	130
Interest and finance costs - income statement ($m)		125	115
Other operating expenses ($m)		50	30

Economic assumptions for 2021 are as follows: $/A$0.77, BRL5.42/$, AP98.00/$, ZAR14.97/$; and Brent $64/bbl.

Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory. Cost and capital forecast ranges are expressed in nominal terms. In addition, both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (except as described above) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Actual results could differ from guidance and/or indicative outlook and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020 filed with the United States Securities and Exchange Commission (SEC). Furthermore, our five-year indicative outlook assumes that AngloGold Ashanti proceeds with the Quebradona and Gramalote projects. However, the Board has not yet made a final decision on those projects and there can be no assurance that they will materialise. A negative decision on, delay in, or other discontinuation of those projects may have a material adverse impact on our indicative outlook.

SAFETY UPDATE

Regrettably, one fatality occurred in February 2021 when a miner at the Serra Grande mine in Brazil was fatally injured in a fall-of-ground related incident during blasting preparation activities. Following a thorough review of the incident, corrective measures have been put in place.

The All-injury frequency rate (AIFR) based on continuing operations, the broadest measure of workplace safety, for the group has deteriorated with 2.64 injuries per million hours worked for the quarter ended 31 March 2021, compared to 1.24 injuries per million hours worked in the first quarter of 2020. These incidents are mainly low consequence incidents, which is reflected in the severity rate that has showed a consistent downward trend over the last three quarters. More specifically, in Brazil, the recent COVID-19 wave complexity adds a layer of risk on the safety protocols in the business. Action plans to address the upward trend in the abovementioned areas are in place at an operational level.

COVID-19

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. The Company has taken a number of proactive steps to protect employees, host communities and the business itself. These steps have been in line with the Company's values, the requirements of the countries in which we operate, and guidelines provided by the World Health Organisation (WHO). The health and well-being of our employees and our host communities remains a key priority for us.

Multiple waves of the outbreak are being experienced in several of our operating jurisdictions, coinciding with the prevalence of new, more contagious variants of the virus. Continued diligence is being observed to strict health protocols and vigilance in relation to business continuity including supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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During the first quarter of 2021, our Brazilian operations and the Obuasi mine were most affected as new variants of the virus caused greater community infections, leading to an increase in general absenteeism and the number of employees in quarantine and isolation, with a consequent impact on productivity at those operations. While infection rates in Brazil and Ghana have since declined from those recent peaks, the number of cases in Brazil – and in several other countries in South America – remains high. In addition, Cerro Vanguardia continues to operate at between 60% to 80% mining capacity due to ongoing inter-provincial travel restrictions in Argentina, which continues to prevent certain employees from travelling to the site.

Access to vaccines is currently limited to national health authorities and the countries where AngloGold Ashanti operates, and have started with their first phase of roll-out programmes. Our operations in Ghana and Guinea have been included in the first phase roll-out plans. At the end of March, in Ghana, Obuasi and Iduapriem have already administered first doses covering 33% and 67% of the workforce respectively. Siguiri has also administered first doses covering 33% of the workforce and 100% coverage of identified high risk individuals. We continue to monitor developments in this regard, both locally and across the jurisdictions that we operate in, as well as continue to implement and strengthen controls onsite and at communities.

The impact on production from COVID-19 in the first quarter of 2021 was estimated at 4,000oz, compared to an estimated impact of 8,000oz in the first quarter of 2020. The COVID-19 impact on AISC in the first quarter of 2021 was estimated at $29/oz (about 2%) (including $23/oz related to costs incurred and $6/oz related to lost production), compared to an estimated impact of $14/oz during the first quarter of 2020. Consumable inventory levels were increased at certain operations to mitigate potential supply chain challenges resulting from the pandemic. In addition, it contributed to delays at Obuasi mainly in respect of mining.

OPERATING HIGHLIGHTS

African Operations

The Africa region produced 352,000oz at a total cash cost of $948/oz for the quarter ended 31 March 2021, compared to 360,000oz at a total cash cost of $717/oz for the quarter ended 31 March 2020. The region’s AISC for the first quarter of 2021 was $1,140/oz, compared to $879/oz for the same period in 2020.

In Ghana, Iduapriem produced 48,000oz at a total cash cost of $1,115/oz for the quarter ended 31 March 2021, compared to 67,000oz at a total cash cost of $689/oz for the same period last year. The decrease in production was a result of lower tonnes treated together with a 26% drop in recovered grades in the first quarter of 2021 due to depletion of Teberebie Cut 1 ore. Total cash costs increased in line with decreased production, increased drawdowns in ore stockpiles and due to inflationary increases in relation to reagent, fuel and labour costs. These increases were partially offset by a decrease in royalties as a result of lower volumes sold.

Obuasi's production has continued to ramp up since achieving commercial level of production on 1 October 2020. Obuasi produced 46,000oz at a total cash cost of $968/oz in the first quarter of 2021, compared to a production of 30,000oz at a total cash cost of $1,145/oz in the fourth quarter of 2020. This increase in production was mainly driven by higher throughput and improvement in grade as the mine continued its transition into Phase 2 of commissioning. The Obuasi mine was not in commercial production during the first quarter of last year when there was pre-production of 19,000oz.

In the DRC, Kibali produced 86,000oz at a total cash cost of $733/oz for the quarter ended 31 March 2021, compared to 91,000oz at a total cash cost of $583/oz for the same period last year. Despite an increase in tonnes treated, production declined as a result of an 11% drop in grade as lower grades were mined from the open pits compared to the first quarter of 2020. Total cash costs increased in the first quarter of 2021 due to lower production and increased ore stockpile costs as a result of a drawdown in the stockpiles to compensate for the lower grades mined.

In Guinea, production at Siguiri was 58,000oz at a total cash cost of $1,197/oz for the quarter ended 31 March 2021, compared to 48,000oz at a total cash cost of $1,183/oz for the same period last year. The higher production was primarily due to an increase in recovered grades from improved plant recoveries due to CIL conversion during the last quarter of 2020, and higher-grade ore mined in the first quarter of 2021. Total cash costs came in 1% higher year-on-year as lower operating costs were more than offset by inflationary pressures, metal inventory movements and higher royalties resulting from higher gold price and additional volumes sold in the first quarter of 2021.

In Tanzania, Geita’s production was 114,000oz at a total cash cost of $907/oz for the quarter ended 31 March 2021, compared to 135,000oz at a total cash cost of $657/oz for the same period last year. Tonnes treated were lower due to the SAG mill reline and pinion alignment. This decrease in production was further impacted by a 10% decrease in grade, resulting from lower-grade ore mined from the underground operations. Higher total cash costs for the period were driven by additional ore stockpile costs due to depletion of stockpiles in the first quarter of 2021 compared to an increase of stockpile in the same period last year, as well as inflationary pressures. The increase in total cash costs was partially offset by lower mining costs as a result of cessation of open pit mining in the first quarter of 2021, together with a decrease in royalties as a result of lower gold volumes sold.

International Operations

The Americas region produced 132,000oz at a total cash cost of $874/oz for the quarter ended 31 March 2021, compared to 140,000oz at a total cash cost of $829/oz for the quarter ended 31 March 2020. The region’s AISC for the first quarter of 2021 was $1,211/oz, compared to $1,157/oz for the same period in 2020.

In Brazil, operations produced 98,000oz at a total cash cost of $850/oz in the first quarter of 2021, compared to 95,000oz at a total cash cost of $851/oz in the same period last year. AISC for the first quarter of 2021 was $1,281/oz, compared to $1,200/oz for same period last year. The increase in AISC was primarily due to increased sustaining capital expenditure mainly relating to the Ore Reserve meters developed and the TSF project currently underway to facilitate the decommissioning of existing TSFs and transition to the new dry stacking methodology, as required by law, which was partly offset by a weaker exchange rate of the Brazilian Real against the US Dollar.

At AngloGold Ashanti Mineração, production for the first quarter of 2021 was 78,000oz at a total cash cost of $827/oz, compared to 77,000oz at a total cash cost of $834/oz in the same period last year. Production was impacted by low grades in both mine complexes, despite the increase in tonnes of ore mined. Total cash cost for the first quarter of 2021 was lower year-on-year due to increased production

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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and the favourable movement in the exchange rate of the Brazilian Real against the US Dollar. This decrease was partially offset by lower grades and increased operational costs for spare parts and equipment rental as well as increased mine contractor costs.
At Serra Grande, production for the first quarter of 2021 was 20,000oz at a total cash cost of $941/oz, compared to 18,000oz at a total cash cost of $993/oz in the same period last year. The 11% increase in production reflected higher grades and the success of the changes in the production strategy, notwithstanding the operational impacts of the fatality experienced in February 2021. Total cash costs were 5% lower year-on-year, given the increased production and the favourable movement in the exchange rate of the Brazilian Real against the US Dollar, partly offset by negative COVID-19 impacts and inflationary pressures.

In Argentina, Cerro Vanguardia produced 34,000oz at a total cash cost of $928/oz for the first quarter of 2021, compared to 45,000oz at a total cash cost of $754/oz in the same period last year. Production was lower year-on-year mainly due to lower grades as planned for the current year in line with the life-of-mine plan, and further impacted by COVID-19 restrictions that continue to affect mine accessibility and limit our ability to operate the mine at full capacity. Stockpile drawdowns caused by lower ore tonnes mined also affected production negatively. Total cash costs were higher in the first quarter of 2021 compared to the same period last year mainly due to inflationary pressures (mainly salary increases) implemented during July 2020 and January 2021 and higher heap-leach costs. These negative effects on total cash costs were partially offset by a weaker Argentinean Peso against the US Dollar and higher by-product income derived from the higher average silver price. AISC for the first quarter of 2021 was $974/oz, compared to $1,005/oz for same period last year.

In the Australia region, production for the quarter ended 31 March 2021 was 104,000oz at a total cash cost of $1,359/oz, compared to 130,000oz at a total cash cost of $923/oz for the quarter ended 31 March 2020. The region’s AISC for the first quarter of 2021 was $1,768/ oz, compared to $1,184/oz for the same period in 2020.

Sunrise Dam produced 46,000oz at a total cash cost of $1,590/oz for the first quarter of 2021, compared to 57,000oz at a total cash cost of $1,026/oz during the same period last year. Production was lower year-on-year due to a combination of lower mill throughput, lower head grades as a consequence of unfavourable grade reconciliations, and lower metallurgical recoveries related to the lower head grade. Total cash costs were higher year-on-year primarily due to lower production, lower grades, ore stockpile drawdowns and inflationary pressures. This increase was partially offset by favourable efficiencies due to a significantly higher amount of ore purchased in the first quarter of 2020.

Tropicana’s production was 58,000oz at a total cash cost of $1,057/oz for the first quarter of 2021, compared to 73,000oz at a total cash cost of $753/oz during the same period last year. Production decreased as increases in mill throughput and metallurgical recovery were more than offset by a planned 25% drop in the mill feed grade to 1.26 grams per tonne. Mill feed was supplemented by stockpile drawdowns while mining focused on waste removal in the Havana Stage 2 cutback. Total cash costs were negatively impacted by lower production, unfavourable inventory movement and inflationary pressures. The Boston Shaker underground mine remains on track to achieve full production levels by the end of 2021.

UPDATE ON CAPITAL PROJECTS
Obuasi Redevelopment Project

At Obuasi, operations continued to ramp up and Phase 1 gold production increased to 46,000oz during the first quarter of 2021, up from 30,000oz in the fourth quarter of 2020. AISC for the first quarter of 2021 was $1,234/oz.

Phase 2 of the redevelopment project is at an advanced stage, with construction of Phase 1 and 2 having reached 97% completion at the end of the first quarter of 2021. Commissioning of the Phase 2 milling circuit continued in early 2021 as planned, with final commissioning expected in the second quarter of 2021. The underground material handling system, paste-fill plant, the GCVS ventilation shaft and new high-voltage switchyard are expected to be completed by the end of the first half of 2021. The COVID-19 related equipment manufacturing and delivery delays we experienced in 2020 have now largely been addressed.

During the first quarter of 2021, the ramp-up of mining production continued to be impacted by absenteeism due to COVID-19 isolations, quarantines and travel restrictions. The Phase 2 ramp-up to 4,000 tonnes per day of ore mined and processed continues to progress during the second quarter of 2021, with full ramp-up expected in the third quarter of 2021.

Achieving optimal crew rotations, especially with respect to skilled expatriate workers (in particular, those based in Australia), continues to present a challenge for both the Company and its contractors amid the ongoing pandemic. This challenge is mainly caused by travel and other restrictions imposed by governments globally as well as the scarcity of skilled expatriate workers willing to travel internationally when presented with opportunities closer to home. The Company continues to take mitigating measures, including intensifying training programmes for local personnel, in line with our strategic localisation initiatives, and recruitment of skilled operators from across the African continent, to address such issues.

Sunrise Dam

Ore mining began in the Golden Delicious open pit during the first quarter of 2021 ahead of schedule. Higher grade open pit ore will begin to displace stockpiled mill feed in the second quarter of 2021, and will contribute 3m tonnes of ore over the next 18 months, lifting the overall mill head grade. The accelerated underground exploration programme is yielding encouraging results in the main mining front at Vogue and in areas outside thereof. Development is already being directed into the new Frankie zone, which is closer to the surface in the north of the mine, near existing infrastructure. This zone may have potential for higher grades at volumes that would sustain a separate mining area that can lower the overall cost base. Aggressive drilling is continuing to bring forward the delivery of ore from Frankie, and a small parcel of high grade ore is expected at the end of this year. Encouraging exploration results have highlighted the potential of the Carey zone and further extended Vogue, which remains open down plunge. Exploration is also targeting the area between the Carey Upper and Carey zones and the Flamingo and Eastern Ramps targets in the shallower areas of the mine. Operational Excellence work is focused on productivity improvements in the underground fleet and investigation of an option to mine high grade remnant ore in the Western Shear zone.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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Colombian projects

Quebradona

At Quebradona, AngloGold Ashanti's wholly-owned project, the feasibility study (FS) continued to progress in the first quarter of 2021. The FS is expected to be completed in the first half of 2021. As part of the environmental permitting process, a public hearing will be required for the Quebradona project and confirmation on the date of the public hearing is pending.

The project is expected to treat approximately 6.2m tonnes of ore per annum in order to produce approximately 3.0bn pounds of copper and approximately 1.5Moz of gold over a potential 23-year life.

Gramalote

At Gramalote, based on a review of the FS results to date, the joint venture partners AngloGold Ashanti and B2Gold Corp. believe that there is strong potential for a more robust project, by releasing a number of technical constraints that were initially applied due to certain permit conditions and further optimising project design.

The project team has identified project optimisation opportunities, including potential reductions in capital and operating costs, as well as improved operability and sustainability. In addition, development and review of the updated Mineral Resource estimate has indicated that further value is available through additional drilling of the inferred portions of the Mineral Resource area, both within and adjacent to the designed pit.

The project partners are currently reviewing a revised feasibility study budget which would allow the final feasibility study to incorporate the identified optimisation potential and a decision is expected to be announced shortly. A revised schedule and budget for the proposed optimisations, continued sustainability projects, further exploration and completion of a final feasibility study is being developed. In light of this, the delivery of a final FS for the Gramalote project will be postponed to the second quarter of 2022.

CORPORATE UPDATE

Notice in terms of Section 45(5)(a) of the South African Companies Act, No. 71 of 2008, as amended

Notice is hereby given in terms of Section 45(5)(a) of the Companies Act, No. 71 of 2008, as amended (the “Companies Act”), that the board of directors of the Company (the “Board”) at a meeting held on 7 May 2021, authorised the Company to provide direct or indirect financial assistance for the period from 7 May 2021 to 31 May 2022 to any one or more related or inter-related companies of the Company in terms of Section 45 of the Companies Act, pursuant to the authority granted to the Board for two years by the Company’s shareholders at the annual general meeting held on 4 May 2021.

The aggregate financial exposure of the Company in respect of any financial assistance in terms of this Board resolution is approximately R500m. Any financial assistance provided by the Company is to be provided in accordance with the Companies Act.

Tropicana Update

On 13 April 2021, IGO Limited, the Company’s current joint venture partner, announced it had entered into a binding agreement for the sale of its 30% interest in the Tropicana joint venture to Regis Resources for A$903m, subject to the Company waiving its right to pre-empt the Regis Resources offer on the same price and terms. AngloGold Ashanti, which owns 70% of the Tropicana joint venture and is the mine’s operator, subsequently decided to waive its pre-emptive right over the 30% stake in the Tropicana gold mine, paving the way for Regis Resources to acquire the stake from IGO Limited.

Tanzania Arbitration Proceedings Update

On 13 July 2017, Geita Gold Mining Limited and Samax Resources Limited initiated arbitration against the government of Tanzania arising from the enactment by the government of certain legislation that purports to make a number of changes to the operating environment of Tanzania’s extractive industries, including mining. Since January 2019, the arbitral proceedings have been stayed several times in order to afford the parties the opportunity to achieve an amicable resolution of the dispute. On 7 May 2021 the parties concluded a standstill agreement in terms of which the parties have agreed to further stay the arbitration proceedings for a period of 18 months.

Ghana Arbitration Proceedings Update

On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement in November 2012. In February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and held an arbitration management meeting to address initial procedural matters in July 2019. In May 2020, the Ghana Arbitration Centre granted MBC’s request to stay the arbitral proceedings indefinitely to enable it and AGAG to explore possible settlement. On 12 April 2021, the parties executed a settlement agreement to resolve the matter.

EXPLORATION UPDATE

For detailed disclosure on the exploration work done during the three months ended 31 March 2021, see the Exploration Update document on the Company’s website at www.anglogoldashanti.com on both Brownfields and Greenfields exploration programmes.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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GROUP – INCOME STATEMENT

		Quarter	Quarter	Year
		ended	ended	ended
		Mar	Mar	Dec
		2021	2020	2020
US Dollar million	Notes	Unaudited	Unaudited	Audited
Continuing operations
Revenue from product sales	2	979	905	4,427
Cost of sales	3	(677)	(636)	(2,699)
Loss on non-hedge derivatives and other commodity contracts		—	(13)	(19)
Gross profit		302	256	1,709
Corporate administration, marketing and other expenses		(16)	(16)	(68)
Exploration and evaluation costs		(31)	(27)	(124)
Impairment, derecognition of assets and profit (loss) on disposal		—	(1)	(1)
Other (expenses) income	4	(2)	(20)	(57)
Operating profit		253	192	1,459
Interest income		14	5	27
Dividends received		—	—	2
Foreign exchange and other (losses) gains		(15)	19	—
Finance costs and unwinding of obligations	5	(30)	(43)	(177)
Share of associates and joint ventures' profit	6	57	58	278
Profit before taxation		279	231	1,589
Taxation	7	(70)	(95)	(625)
Profit for the period from continuing operations		209	136	964
Discontinued operations
Profit from discontinued operations		—	35	7
Profit for the period		209	171	971

Allocated as follows:
Equity shareholders
- Continuing operations		203	134	946
- Discontinued operations		—	35	7
Non-controlling interests
- Continuing operations		6	2	18
		209	171	971

Basic profit per ordinary share (US cents) (1)
Earnings per ordinary share from continuing operations		48	32	225
Earnings per ordinary share from discontinued operations		—	8	2
Basic profit per ordinary share (US cents)		48	40	227

Diluted profit per ordinary share (US cents) (2)
Earnings per ordinary share from continuing operations		48	32	225
Earnings per ordinary share from discontinued operations		—	8	2
Diluted profit per ordinary share (US cents)		48	40	227

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the three months ended 31 March 2021 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Ms. Alexandra Strobl (CA (SA)), the Group's VP: Finance. This process was supervised by Mr. Ian Kramer (CA (SA)), the Group's Interim Chief Financial Officer and Ms. Kandimathie Christine Ramon (CA (SA)), the Group's Interim Chief Executive Officer.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Restated Unaudited	Audited

Profit for the period	209	171	971

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (1)	(5)	(71)	38
Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations (1)	3	(56)	(16)
Net (loss) gain on equity investments	(60)	(25)	98
Actuarial gain recognised	—	—	10
Deferred taxation thereon	2	2	(6)
	(55)	(79)	86

Other comprehensive (loss) income for the period, net of tax	(60)	(150)	124

Total comprehensive income for the period, net of tax	149	21	1,095

Allocated as follows:
Equity shareholders
- Continuing operations	143	38	1,121
- Discontinued operations	—	(19)	(44)
Non-controlling interests
- Continuing operations	6	2	18
	149	21	1,095

(1) Exchange differences arising on translation of foreign and non-foreign operations have been restated to reflect those that will be reclassified subsequently to profit or loss and those that will not be reclassified subsequently to profit or loss. Refer to note 15.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Mar	Mar	Dec
		2021	2020	2020
US Dollar million	Notes	Unaudited	Unaudited	Audited

ASSETS
Non-current assets
Tangible assets		2,977	2,603	2,884
Right of use assets		142	136	142
Intangible assets		129	109	131
Investments in associates and joint ventures		1,675	1,608	1,651
Other investments		128	51	188
Inventories		56	77	69
Trade, other receivables and other assets		256	129	235
Deferred taxation		19	68	7
Cash restricted for use		32	31	31
		5,414	4,812	5,338

Current assets
Inventories		684	691	733
Trade, other receivables and other assets		251	223	229
Cash restricted for use		36	32	42
Cash and cash equivalents		1,011	1,870	1,330
		1,982	2,816	2,334
Assets held for sale		—	522	—
		1,982	3,338	2,334

Total assets		7,396	8,150	7,672

EQUITY AND LIABILITIES
Share capital and premium	9	7,219	7,209	7,214
Accumulated losses and other reserves		(3,579)	(4,588)	(3,519)
Shareholders' equity		3,640	2,621	3,695
Non-controlling interests		51	38	45
Total equity		3,691	2,659	3,740

Non-current liabilities
Borrowings		1,790	2,741	1,789
Lease liabilities		115	107	116
Environmental rehabilitation and other provisions		686	728	731
Provision for pension and post-retirement benefits		83	78	83
Trade, other payables and provisions		5	6	8
Deferred taxation		262	243	246
		2,941	3,903	2,973

Current liabilities
Borrowings		129	739	142
Lease liabilities		37	37	37
Trade, other payables and provisions		525	505	627
Taxation		71	73	153
Shareholders for dividends		2	—	—
		764	1,354	959
Liabilities held for sale		—	234	—
		764	1,588	959

Total liabilities		3,705	5,491	3,932

Total equity and liabilities		7,396	8,150	7,672

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF CASH FLOWS

		Quarter	Quarter	Year
		ended	ended	ended
		Mar	Mar	Dec
		2021	2020	2020
US Dollar million	Notes	Unaudited	Unaudited	Audited
Cash flows from operating activities
Receipts from customers		957	930	4,411
Payments to suppliers and employees		(723)	(706)	(2,583)
Cash generated from operations	11	234	224	1,828
Dividends received from joint ventures		36	25	148
Taxation refund		7	—	—
Taxation paid		(128)	(75)	(431)
Net cash inflow (outflow) from operating activities from continuing operations		149	174	1,545
Net cash inflow (outflow) from operating activities from discontinued operations		—	45	109
Net cash inflow (outflow) from operating activities		149	219	1,654

Cash flows from investing activities
Capital expenditure		(199)	(170)	(701)
Interest capitalised and paid		(4)	(4)	(17)
Acquisition of intangible assets		—	—	(1)
Dividends from other investments		—	—	9
Proceeds from disposal of tangible assets		1	—	3
Other investments and assets acquired		(12)	—	(8)
Proceeds from disposal of other investments		—	9	9
Proceeds from disposal of joint ventures		2	—	26
Loans repaid by associates and joint ventures		—	—	12
Proceeds on disposal of discontinued assets and subsidiaries		—	—	200
Recognition of joint operation - cash		—	—	2
Decrease (increase) in cash restricted for use		6	(6)	(9)
Interest received		14	6	27
Net cash inflow (outflow) from investing activities from continuing operations		(192)	(165)	(448)
Net cash inflow (outflow) from investing activities from discontinued operations		—	(10)	(31)
Cash in subsidiaries sold and transferred to held for sale		—	(6)	3
Net cash inflow (outflow) from investing activities		(192)	(181)	(476)

Cash flows from financing activities
Proceeds from borrowings		—	1,526	2,226
Repayment of borrowings		—	(62)	(2,310)
Repayment of lease liabilities		(14)	(11)	(47)
Finance costs – borrowings		(36)	(25)	(110)
Finance costs – leases		(2)	(2)	(8)
Other borrowing costs		—	—	(33)
Dividends paid		(197)	(38)	(47)
Net cash inflow (outflow) from financing activities from continuing operations		(249)	1,388	(329)

Net (decrease) increase in cash and cash equivalents		(292)	1,426	849
Translation		(27)	(12)	25
Cash and cash equivalents at beginning of period		1,330	456	456
Cash and cash equivalents at end of period		1,011	1,870	1,330

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (1)	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2019	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676
Profit for the period			169				169	2	171
Other comprehensive loss				(23)		(127)	(150)		(150)
Total comprehensive income (loss)	—	—	169	(23)	—	(127)	19	2	21
Shares issued	10						10		10
Share-based payment for share awards net of exercised		(10)					(10)		(10)
Dividends paid			(38)				(38)		(38)
Transfer on disposal and derecognition of equity investments			4	(4)			—		—
Translation		(9)	8		1		—		—
Balance at 31 March 2020	7,209	64	(3,125)	18	(9)	(1,536)	2,621	38	2,659

Balance at 31 December 2020	7,214	77	(2,341)	131	1	(1,387)	3,695	45	3,740
Profit for the period			203				203	6	209
Other comprehensive loss				(57)	(1)	(2)	(60)		(60)
Total comprehensive income (loss)	—	—	203	(57)	(1)	(2)	143	6	149
Shares issued	5						5		5
Share-based payment for share awards net of exercised		(4)					(4)		(4)
Dividends declared			(199)				(199)		(199)
Balance at 31 March 2021	7,219	73	(2,337)	74	—	(1,389)	3,640	51	3,691

(1) Foreign currency translation reserve includes a loss of $1,393m (Dec 2020: $1,396m; Mar 2020: $1,436m) that will not re-cycle through the Income statement on disposal of non-foreign operations, and a gain of $4m (Dec 2020: $9m; Mar 2020: $100m loss) relating to foreign operations that will re-cycle through the Income statement on disposal.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	678	575	2,769
Australia	191	209	989
Americas	241	238	1,211
	1,110	1,022	4,969
Equity-accounted joint ventures included above	(154)	(140)	(647)
Continuing operations	956	882	4,322
Discontinued operations - South Africa	—	138	408
	956	1,020	4,730

By-product revenue

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	1	1	4
Australia	1	—	3
Americas	21	22	99
	23	23	106
Equity-accounted joint ventures included above	—	—	(1)
Continuing operations	23	23	105
Discontinued operations - South Africa	—	—	1
	23	23	106

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
16

Segmental reporting (continued)

Cost of sales

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	431	365	1,572
Australia	167	161	705
Americas	168	194	764
Corporate and other	(2)	(8)	(2)
	764	712	3,039
Equity-accounted joint ventures included above	(87)	(76)	(340)
Continuing operations	677	636	2,699
Discontinued operations - South Africa	—	101	287
	677	737	2,986

Gross profit

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	249	211	1,201
Australia	25	49	286
Americas	93	59	532
Corporate and other	2	1	(2)
	369	320	2,017
Equity-accounted joint ventures included above	(67)	(64)	(308)
Continuing operations	302	256	1,709
Discontinued operations - South Africa	—	9	83
	302	265	1,792

Amortisation

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	59	89	349
Australia	28	34	160
Americas	35	35	163
Corporate and other	1	1	2
	123	159	674
Equity-accounted joint ventures included above	(23)	(24)	(104)
	100	135	570

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
17

Segmental reporting (continued)

Capital expenditure

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	107	92	397
Australia	50	33	143
Americas	53	61	217
Continuing operations	210	186	757
Discontinued operations - South Africa	—	13	35
	210	199	792
Equity-accounted joint ventures included above	(11)	(16)	(56)
	199	183	736

Total assets

	As at	As at	As at
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

South Africa	—	577	—
Africa	4,016	3,659	3,956
Australia	1,005	849	1,044
Americas	1,578	1,433	1,626
Corporate and other	797	1,632	1,046
	7,396	8,150	7,672

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
18

Notes
for the three months ended 31 March 2021

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. While AngloGold Ashanti has prepared interim financial statements for the three months ended 31 March 2021, its normal reporting periods remain unchanged. Accordingly, the group prepares interim financial statements for the six months ended 30 June and 31 December, and annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2020, except for the adoption of new or amended standards applicable from 1 January 2021, which had no material impact on the financial statements of the group.

The market update with financial information of AngloGold Ashanti has been prepared in compliance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides as issued by the Accounting Practices Committee, the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended) for the preparation of financial information of the group for the three months ended 31 March 2021. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2020.

2 Revenue

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Gold income	956	882	4,322
By-products	23	23	105
Revenue from product sales	979	905	4,427

3 Cost of sales

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Cash operating costs	519	415	1,881
Royalties	40	37	181
Other cash costs	3	3	12
Total cash costs	562	455	2,074
Retrenchment costs	—	1	2
Rehabilitation and other non-cash costs	(7)	29	32
Amortisation of tangible assets	85	123	521
Amortisation of right of use assets	14	11	47
Amortisation of intangible assets	1	1	2
Inventory change	22	16	21
	677	636	2,699

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
19

4 Other expenses (income)

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Government fiscal claims, cost of old tailings operations and other expenses	(1)	12	20
Pension and medical defined benefit provisions	2	2	8
Royalty received	(1)	(1)	(2)
Royalty receivables impaired	—	—	4
Retrenchment and related costs	1	—	—
Legal fees and project costs	—	1	9
Refund from insurance claim	—	(5)	(5)
Other indirect taxes	1	11	23
	2	20	57

5 Finance costs and unwinding of obligations

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Finance costs - borrowings	24	31	130
Finance costs - leases	2	2	8
Unwinding of obligations	4	10	39
	30	43	177

The interest included within finance costs is calculated at effective interest rates.

6 Share of associates and joint ventures' profit

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Revenue	162	148	677
Operating costs and other expenses	(90)	(80)	(353)
Profit on sale of joint ventures	—	—	19
Net interest received	2	3	5
Profit before taxation	74	71	348
Taxation	(17)	(13)	(70)
Profit after taxation	57	58	278

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
20

7 Taxation

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

South African taxation
Normal taxation	—	—	1
Deferred taxation
Other temporary differences (1)	—	(6)	74
	—	(6)	75

Foreign taxation
Normal taxation	62	93	553
Prior year under provision	—	—	8
Deferred taxation
Temporary differences (2)	5	10	9
Prior year over provision	—	—	(6)
Change in estimate	3	(2)	(14)
	70	101	550

	70	95	625

(1) Included in other temporary differences in South African taxation for the year ended 31 December 2020 are deferred tax assets of $78m, which were derecognised during the fourth quarter of 2020; $9m thereof as part of the disposal of the South African assets and the remaining $69m on consideration of future recoverability.

(2) Temporary differences in Foreign taxation for the quarter ended 31 March 2021 include amounts giving rise to deferred tax assets (limited to generated taxable income) at Obuasi of $12m (Dec 2020: $7m).

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $7m (2020: $8m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $18m (2020: $20m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $81m(1) (2020: $86m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months as at 31 March 2021. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $52m (2020: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.
(1) Includes reduction of overall exposure by $52m (2020: $76m) as described above.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
21

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $15m (2020: $15m). The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and is of the opinion that the Ghana Revenue Authority is unlikely to succeed in this matter and therefore no provision has been made.

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of the Company’s tax return for the 2010 year of assessment totalling $8m (attributable) (2020: $8m (attributable)). Management has objected to the assessment. However provision has been made for a portion of the total claims amounting to $2m (attributable) (2020: $2m (attributable)).

Tanzania - Geita
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2019 amounting to $262m (2020: $254m) including an adjusted tax assessment relating to the years from 2015 to 2017 of $8m received in February 2021. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid various amounts under protest. Management has objected and appealed through various levels of the legislative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.
In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19
As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA) and resulted in an alternative minimum tax refund of $7m received during the first quarter of 2021. Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic. Management continues to evaluate these tax measures and applies them when appropriate.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
22

8 Headline earnings

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit attributable to equity shareholders	203	169	953
Net impairment reversal on held for sale assets (1)	—	(26)	(17)
(Profit) loss on disposal of discontinued operations	—	(2)	80
Taxation on profit (loss) on disposal of discontinued operations	—	1	1
Profit on disposal of joint ventures (1)	—	—	(19)
Net loss on disposal of tangible assets (1)	—	1	2
Headline earnings	203	143	1,000

Headline earnings per ordinary share (US cents) (2)	48	34	238
Diluted headline earnings per ordinary share (US cents) (3)	48	34	238

(1) Tax effect has not been disclosed as the tax is less than $1m.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	417,005,830	415,578,197	416,399,307
Fully vested options	1,829,548	2,263,237	2,634,209
Weighted average number of shares	418,835,378	417,841,434	419,033,516
Dilutive potential of share options	—	644,570	447,934
Dilutive number of ordinary shares	418,835,378	418,486,004	419,481,450

9 Share capital and premium

	As at	As at	As at
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—	—
30,000,000 C redeemable preference shares at no par value	—	—	—
	23	23	23

Issued and fully paid:
417,254,176 (Dec 2020: 416,890,087; Mar 2020: 416,340,033) ordinary shares in issue of 25 SA cents each	17	17	17
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	17	17	17
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—	—
	17	17	17

Share premium
Balance at beginning of period	7,250	7,235	7,235
Ordinary shares issued	5	10	15
	7,255	7,245	7,250
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of period	7,202	7,192	7,197
Share capital and premium	7,219	7,209	7,214

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
23

10 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	1,931	2,033	2,033
Proceeds from borrowings	—	1,526	2,226
Repayment of borrowings	—	(62)	(2,310)
Finance costs paid on borrowings	(38)	(26)	(114)
Interest charged to the income statement	26	32	115
Other borrowing cost	—	—	(15)
Deferred loan fees	—	—	4
Translation	—	(23)	(8)
Closing balance	1,919	3,480	1,931

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	38	26	114
Capitalised finance cost	(4)	(4)	(17)
Commitment fees, environmental guarantees fees and other	2	3	13
Total finance costs paid	36	25	110

Reconciliation of lease liabilities
Opening balance	153	171	171
Lease liabilities recognised	15	3	23
Repayment of lease liabilities	(14)	(11)	(47)
Finance costs paid on lease liabilities	(2)	(2)	(8)
Interest charged to the income statement	2	2	8
Change in estimate	—	—	(1)
Translation	(2)	(19)	7
Closing balance	152	144	153

LIBOR linked borrowings

The Interest Rate Benchmark Reform - Phase 2 Amendments will have an effect on the group financial statements. The group has revolving credit facilities (RCFs) which reference LIBOR, some of which extend beyond 2021. These facilities have yet to transfer to an alternative benchmark interest rate. The table below provides the details of these agreements:

US Dollar million	Carrying value at 31 March 2021	Repayable within one year	Repayable within one to two years
Siguiri RCF ($65m) (1)	67	2	65
Geita RCF ($150m) (2)	66	66	—
Multi-currency syndicated RCF ($1.4bn) (3)	—	—	—

(1) The Siguiri RCF currently bears interest at LIBOR plus 8.5%. The Siguiri RCF was fully drawn at 31 March 2021 and matures in May 2022.

(2) The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$45m and this component bears interest at 12.5%. The remaining component currently bears interest at LIBOR plus 6.7%. The equivalent of $41m was undrawn under the Geita RCF at 31 March 2021. The Geita RCF matures in June 2021.

(3) The $1.4bn multi-currency RCF was undrawn at 31 March 2021 and is available until October 2023.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
24

11 Cash generated from operations

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Profit before taxation	279	231	1,589
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	—	12	—
Amortisation of tangible and right of use assets	99	134	568
Amortisation of intangible assets	1	1	2
Finance costs and unwinding of obligations	30	43	177
Environmental rehabilitation and other expenditure	(30)	(9)	(50)
Impairment, derecognition of assets and profit on disposal	—	—	(1)
Other expenses (income)	2	26	51
Profit on sale of assets	(1)	—	—
Interest income	(14)	(5)	(27)
Share of associates and joint ventures' profit	(57)	(58)	(278)
Other non-cash movements	4	(14)	35
Movements in working capital	(79)	(137)	(238)
	234	224	1,828

Movements in working capital:
(Increase) decrease in inventories	60	(46)	(83)
(Increase) decrease in trade and other receivables	(57)	(19)	(163)
Increase (decrease) in trade, other payables and provisions	(82)	(72)	8
	(79)	(137)	(238)

12    Financial risk management activities

Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Investments
Listed equity investments classified as fair value through other comprehensive income (FVTOCI) and fair value through profit and loss (FVTPL) are carried at fair value in level 1 of the fair value hierarchy.
Borrowings
The rated bonds are carried at amortised cost and their fair values, in level 1 of the fair value hierarchy, are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at	As at
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Carrying amount	1,919	3,480	1,931
Fair value	2,043	3,477	2,131

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
25

Other financial assets and financial liabilities
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Types of instruments:

Securities
		Mar	2021			Mar	2020			Dec	2020
	Unaudited				Unaudited				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value:
Other equity securities FVTPL (1)	—			—	14			14				—
Other equity securities FVOCI	127			127	47			47	186			186
Deferred compensation asset			28	28							28	28

Financial liabilities measured at fair value:
Gold and oil derivative contracts (2)						13		13

(1) Included in equity securities - FVTPL are amounts transferred to held for sale
(2) The fair values of the gold and oil derivative contracts are determined by using the applicable valuation models for each type with the key inputs being forward prices, the number of outstanding ounces or barrels on open contracts and volatilities.

Level 3 financial assets

On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited (Harmony). The transaction closed on 30 September 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The two components of the deferred compensation assets are calculated as follows:
a.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $28m is being recognised in the statement of financial position as at 31 March 2021. If the weighted number of ounces used in the weighted probability calculation increases with 10% over the period calculated, the asset value would increase with approximately $3m and if the weighted number of ounces used in the weighted probability calculation decreases with 10% over the period calculated the value of the asset would decrease with approximately $3m. The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

b.$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of reserves. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at 31 March 2021 no portion of deferred compensation below infrastructure has been recognised.

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, in connection with plans for the eventual end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $8.2m for a current carrying value of the liability of AUD $134.9m. At Iduapriem, we have provided a bond comprising of a cash component of $10.2m with a further bond guarantee amounting to $38.6m issued by Ecobank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $52m. At Obuasi, we have provided a bond comprising of a cash component of $21.34m with a further bank guarantee amounting to $30m issued by Stanbic Bank Ghana Limited and United Bank for Africa Ghana Limited (UBA) for a current carrying value of the liability of $198.2m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
26

13 Capital commitments

		As at	As at	As at
		Mar	Mar	Dec
		2021	2020	2020
	US Dollar million	Unaudited	Unaudited	Audited

	Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	182	198	120

(1)	Includes the group's attributable share of capital commitments relating to associates and joint ventures and nil (Mar 2020: $7m, Dec 2020: nil) relating to discontinued operations.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14 Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 March 2021 and 31 December 2020 are detailed below:

Contingencies and guarantees

	Mar 2021	Dec 2020
US Dollar million	Unaudited	Audited
Contingent liabilities
Litigation – Ghana (1) (2)	97	97

	97	97

Litigation claims

(1) Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and on 26 July 2019 held an arbitration management meeting to address initial procedural matters. On 1 May 2020, the Ghana Arbitration Centre notified the parties that the Tribunal has granted the Claimant’s request to adjourn the proceedings indefinitely to enable the parties to explore possible settlement. On 12 April 2021, the parties executed a settlement agreement to resolve the matter.

(2) Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 7.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
27

15    Restatement of prior year disclosures

Statement of comprehensive income

During 2020, the group completed the sale of its South African operations, including several South African subsidiaries. As a result of the sale, the Foreign Currency Translation Reserve (FCTR) balance was reassessed. It was determined that the FCTR, which had originated from non-foreign operations would not recycle through the income statement. Non-foreign operations are those entities with the same functional currency (ZAR) as the AngloGold Ashanti Limited parent company, which is different to the group presentation currency (USD). IAS 21 is silent regarding such a situation where a subsidiary is partially or fully disposed of resulting in a partial or full release of the FCTR associated with the subsidiary. The Statement of comprehensive income previously disclosed all foreign currency translation differences as “Items that will be reclassified subsequently to profit or loss”. As a result of the reassessment, the FCTR has been split between “Items that will be reclassified subsequently to profit or loss” and “Items that will not be reclassified subsequently to profit or loss”. The comparatives have been restated to include the revised disclosure.

The adjustment has no impact on reported totals in the statement of comprehensive income of profit (loss) for the period; other comprehensive income (loss) for the period, net of tax; total comprehensive income (loss) for the period, net of tax; or on earnings per share or headline earnings per share for the period.

	Quarter		Quarter
	ended		ended
	Mar 2020		Mar 2020
US Dollar Million	As previously reported	Adjustments	Restated
Profit for the period	171	—	171

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(127)	56	(71)

Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	—	(56)	(56)
Net loss on equity investments	(25)	—	(25)
Deferred taxation thereon	2	—	2
	(23)	(56)	(79)
Other comprehensive loss for the period, net of tax	(150)	—	(150)
Total comprehensive income for the period, net of tax	21	—	21

16 COVID-19 pandemic

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. The Company has taken a number of proactive steps to protect employees, host communities and the business itself. These steps have been in line with the Company's values, the requirements of the countries in which we operate, and guidelines provided by the World Health Organisation (WHO). The health and well-being of our employees and our host communities remains a key priority for us.

Multiple waves of the outbreak are being experienced in several of our operating jurisdictions, coinciding with the prevalence of new, more contagious variants of the virus. Continued diligence is being observed to strict health protocols and vigilance in relation to business continuity including supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change.

During the first quarter of 2021, our Brazilian operations and the Obuasi mine were most affected as new variants of the virus caused greater community infections, leading to an increase in general absenteeism and the number of employees in quarantine and isolation, with a consequent impact on productivity at those operations. While infection rates in Brazil and Ghana have since declined from those recent peaks, the number of cases in Brazil – and in several other countries in South America – remains high. In addition, Cerro Vanguardia continues to operate at between 60% to 80% mining capacity due to ongoing inter-provincial travel restrictions in Argentina, which continues to prevent certain employees from travelling to the site.

Access to vaccines is currently limited to national health authorities and the countries where AngloGold Ashanti operates, and have started with their first phase of roll-out programmes. Our operations in Ghana and Guinea have been included in the first phase roll-out plans. At the end of March, in Ghana, Obuasi and Iduapriem have already administered first doses covering 33% and 67% of the workforce respectively. Siguiri has also administered first doses covering 33% of the workforce and 100% coverage of identified high risk individuals. We continue to monitor developments in this regard, both locally and across the jurisdictions that we operate in, as well as continue to implement and strengthen controls onsite and at communities.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
28

By order of the Board

M RAMOS KC RAMON              I Kramer
Chairman Interim Chief Executive Officer Interim Chief Financial Officer

7 May 2021

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
29

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision Maker (the Chief Executive Officer and the Executive Committee).

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on issued bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Price received per ounce - continuing operations

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	956	882	4,322
Adjusted for non-controlling interests	(23)	(18)	(95)
	933	864	4,227
Associates and joint ventures' share of gold income including realised non-hedge derivatives	154	140	647
Attributable gold income including realised non-hedge derivatives	1,087	1,004	4,874

Attributable gold sold - oz (000)	608	634	2,741
Price received per unit - $/oz	1,788	1,584	1,778

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
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B    All-in sustaining and All-in costs per ounce - continuing operations (1)

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million / Imperial	Unaudited	Unaudited	Unaudited

Cost of sales per income statement (note 3)	677	636	2,699
By-product revenue (note 2)	(23)	(23)	(105)
Cost of sales	654	613	2,594
Realised other commodity contracts	—	1	5
Amortisation of tangible, right of use and intangible assets (note 3)	(100)	(135)	(570)
Adjusted for decommissioning and inventory amortisation	—	—	4
Sustaining lease payments	18	13	61
Corporate administration and marketing related to current operations	16	16	67
Associates and joint ventures' share of costs	64	53	237
Sustaining exploration and study costs	3	5	15
Total sustaining capital expenditure	142	96	497
All-in sustaining costs	797	662	2,910
Adjusted for non-controlling interests and non-gold producing companies	(15)	(15)	(67)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	782	647	2,843

All-in sustaining costs	797	662	2,910
Non-sustaining project capital expenditure	67	90	260
Non-sustaining lease payments	—	—	2
Non-sustaining exploration and study costs	29	24	112
Corporate and social responsibility costs not related to current operations	1	8	33
All-in costs	894	784	3,317
Adjusted for non-controlling interests and non-gold producing companies	(15)	(14)	(70)
All-in costs adjusted for non-controlling interests and non-gold producing companies	879	770	3,247

Gold sold - oz (000)	608	634	2,741

All-in sustaining cost per unit - $/oz	1,287	1,021	1,037

All-in cost per unit - $/oz	1,446	1,214	1,185

(1) Refer to the Supplementary report for Summary of Operations by mine

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
31

C    Total cash costs per ounce - continuing operations (1)

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Unaudited

Total cash costs (note 3)	562	455	2,074
By-product revenue (note 2)	(23)	(23)	(105)
Associates and joint ventures' share of total cash costs	63	53	229
Adjusted for non-controlling interests, non-gold producing companies and other	(15)	(13)	(59)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	587	472	2,139

Gold produced - oz (000)	588	611	2,709
Total cash cost per unit - $/oz	999	773	790

(1) Refer to the Supplementary report for Summary of Operations by mine.

D    Adjusted EBITDA - continuing operations (2)

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Unaudited

Profit before taxation	279	231	1,589
Add back :
Finance costs and unwinding of obligations (note 5)	30	43	177
Interest income	(14)	(5)	(27)
Amortisation of tangible, right of use and intangible assets (note 3)	100	135	570
Other amortisation	2	1	6
Associates and joint ventures' adjustments for amortisation, interest, taxation and other	36	33	168
EBITDA	433	438	2,483

Adjustments :
Foreign exchange losses (gains)	15	(19)	—
Retrenchment and related costs	1	1	2
Loss on disposal of assets	—	1	1
Unrealised non-hedge derivative loss	—	12	—
Profit on disposal of joint ventures	—	—	(19)
Dividend income	—	—	(2)
Realised loss on other commodity contracts	—	1	5
Adjusted EBITDA	449	434	2,470

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
32

E    Interest cover - continuing operations

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (note D)	449	434	2,470
Finance costs (note 5)	26	33	138
Capitalised finance costs	4	4	17
	30	37	155

Interest cover - times	15	12	16

F    Free cash flow

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Unaudited

Net cash inflow from operating activities	149	219	1,654
Net cash outflow from investing activities	(192)	(181)	(476)
Finance costs	(26)	(33)	(138)
Other borrowing costs	—	—	(33)
Repayment of lease liabilities	(14)	(11)	(47)
Movements in restricted cash	(6)	6	9
Acquisitions, disposals and other	—	—	3
Proceeds from sale of assets	(2)	(2)	(226)
Cash in subsidiaries disposed and transferred to held for sale	—	6	(3)
Free cash (outflow) inflow	(92)	4	743

G    Net asset value

	As at	As at	As at
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Unaudited

Total equity	3,691	2,659	3,740

Number of ordinary shares in issue - million (note 9)	417	416	417
Net asset value - US cents per share	885	639	897

Total equity	3,691	2,659	3,740
Intangible assets	(129)	(109)	(131)
	3,562	2,550	3,609

Number of ordinary shares in issue - million (note 9)	417	416	417
Net tangible asset value - US cents per share	854	613	865

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
33

H    Adjusted net debt - continuing operations (1)

	As at	As at	As at
	Mar	Mar	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	1,790	2,741	1,789
Lease liabilities - non-current portion	115	107	116
Borrowings - current portion	129	739	142
Lease liabilities - current portion	37	37	37
Total borrowings	2,071	3,624	2,084
Less cash and cash equivalents	(1,011)	(1,870)	(1,330)
Net debt	1,060	1,754	754

Adjustments:
IFRS16 lease adjustments	(107)	(101)	(106)
Unamortised portion of borrowing costs	23	16	22
Cash restricted for use	(68)	(63)	(73)
Adjusted net debt	908	1,606	597

Adjusted net debt to Adjusted EBITDA	0.37:1	0.93:1	0.24:1

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Other information - Exchange rates

	Mar	Mar	Dec
	2021	2020	2020
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	14.96	15.39	16.45
ZAR/USD average for the quarter	14.96	15.39	15.61
ZAR/USD closing	14.77	17.84	14.69

AUD/USD average for the year to date	1.29	1.52	1.45
AUD/USD average for the quarter	1.29	1.52	1.37
AUD/USD closing	1.32	1.63	1.30

BRL/USD average for the year to date	5.48	4.46	5.15
BRL/USD average for the quarter	5.48	4.46	5.39
BRL/USD closing	5.70	5.20	5.20

ARS/USD average for the year to date	88.69	61.56	70.71
ARS/USD average for the quarter	88.69	61.56	80.04
ARS/USD closing	91.99	64.47	84.15

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
34

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KC Ramon^  (Interim Chief Executive Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
NVB Magubane^
MC Richter#~
JE Tilk§

* British § Canadian #American
~Panamanian ^South African △Ghanaian

Officers
I Kramer
Interim Chief Financial Officer

MML Mokoka
Group Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020, filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Market update with financial Information – March 2021 - www.AngloGoldAshanti.com
35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 10, 2021

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance